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                                                      Rules 424(b)(3) and 424(c)
                                                      Registration No. 333-68642

                              SAFLINK Corporation

              Prospectus Supplement No.1, dated February 22 2002,
                                      to
                    the Prospectus, dated December 14, 2001

     You should read this prospectus supplement No. 1 and the related prospectus, dated December 14, 2001 carefully before you invest. Both documents contain information you should consider in making your investment decision.

                              RECENT DEVELOPMENTS

     On January 8, 2002, we received funds totaling approximately $6 million in connection with the issuance of common stock to certain holders of our Series E preferred stock and the exercise of a portion of our outstanding Series A and Series B warrants.

     Holders of our Series A and Series B warrants exercised warrants to purchase 5,057,732 shares of our common stock at a price of $1.00 per share. The exercise price of the warrants was reduced from $1.75 to $1.00, subject to receipt by us of the payment in full of such warrant holders' special exercise price by the close of business on January 8, 2002. In connection with the exercise, each exercising warrant holder has received a Series C warrant to purchase that number of shares of our common stock issued by us to such holder upon the exercise of the original Series A and Series B warrants.

     Due to a restriction in the Series A and Series B warrants held by SAC Capital Associates, LLC and SDS Merchant Fund, LP which precludes each of them from exercising their respective Series A and Series B warrants in excess of 4.9% of our outstanding common stock, SAC and SDS were unable to exercise their warrants in full but agreed to exercise a portion of their Series A and all of their Series B warrants at a reduced price of $1.00 per share and to purchase additional shares of common stock from us without exercising their warrants. Each of SAC and SDS agreed to purchase at $1.00 per share that number of shares of our common stock that we would have issued to SAC and SDS above 4.9% if these entities were to fully exercise their respective Series A and Series B warrants. In connection with their warrant exercise, each of SAC and SDS will receive a Series C warrant to purchase that number of shares of our common stock issued by us to such purchaser upon the exercise of the original Series A and Series B warrants.

     The Series C warrants have a 5 year term and are initially exercisable at $2.25 per share, increasing to $3.50 per share six months following the effectiveness of a registration statement (as declared by the SEC) covering the shares of common stock underlying the Series C warrants and the shares of common stock issued to SAC and SDS. In connection with the transaction, we agreed to

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register for resale under the Securities Act the common stock underlying the
Series C warrants and the common stock to be issued to SAC and SDS, as soon as practicable after the filing of our Annual Report on Form 10-K with the SEC. In addition, in connection with this transaction, each purchaser agreed not to sell any common stock issuable upon conversion of its Series E preferred stock or upon exercise of its Series A or Series B warrants prior to January 12, 2002.

     In connection with the exercise of the Series A and B warrants, the anti-dilution provisions of the Series E preferred stock were waived by the requisite majority of the holders of Series E preferred stock. The exercise price of the warrants held by those holders of Series E preferred stock that did not elect to purchase the shares underlying their warrants or otherwise grant a waiver of the anti-dilution provisions will be adjusted in accordance with the anti-dilution provisions applicable to such warrants. In connection with the issuance of common stock to SAC and SDS, we will seek a waiver of the anti-dilution provisions of the Series E preferred stock and Series A and B warrants not exercised.

     We intend to use the proceeds of the warrant exercises and common stock purchases for working capital and general corporate purposes, including repaying our short- and long-term debt. We have applied a portion of the proceeds received from the exercise of the Series A and Series B warrants to repay principal and interest payments during the one year extension period of the $1.0 million note issued to RMS Limited Partnership, which is due in May 2002 as required by the terms of such note extension. We have also applied a portion of proceeds to repay the principal and interest payments of the notes in aggregate principal amount of $300,000 issued to SDS Merchant Fund, LP and Freya Fanning & Company in the December 2001 bridge financing.

     As a result of the exercise of these outstanding warrants and the issuance of stock, we have sufficient funds to continue our operations into the fourth quarter of 2002. We are seeking to raise additional funds for our short- and long-term operational needs, but there can be no assurance that we will be able to obtain such funds.

     In order to sustain our operations at the current level through December 31, 2002, we need to raise more than $1,000,000 in additional funds. A portion of these funds may come from the exercise of the outstanding Series A warrants issued in the Series E preferred stock financing and the Series C warrants issued under the Special Warrant Offer. If all of the outstanding Series A warrants and Series C warrants were to be exercised, we would have proceeds of approximately $12.7 million of additional capital.

     As a result of the exercise of these warrants, we have an aggregate of . 403,557 shares reserved for issuance upon exercise of options granted or that may be granted under our 1992 Stock Incentive Plan;
     . 2,142,858 shares reserved for issuance upon exercise of options granted or that may be granted under the 2000 Stock Incentive Plan;
     . 59,187 shares reserved for issuance upon exercise of options granted outside of the 1992 and 2000 Stock Incentive Plans;

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     .  6,897,396 shares reserved for issuance upon the exercise of outstanding warrants; and
     . 4,678,730 shares reserved for issuance upon the conversion of our Series E preferred stock.

     On January 28, 2002, after a nine-day trial in California Superior Court for the County of Los Angeles, a jury rendered a verdict against us in a case brought by International Interest Group, Inc., although a final order of the Court has not yet been entered. The verdict was for $150,000 in compensatory damages and $1.5 million in punitive damages. We believe there are sufficient grounds to support an order for a new trial or a judgment notwithstanding the verdict reducing or eliminating the punitive damages award. On February 15, 2002, we filed a motion for a new trial on the punitive damages award and a motion for a judgment notwithstanding the verdict and intend to vigorously pursue our rights. We have also filed motions to stay entry and/or enforcement of a judgment pending the outcome of the hearing on these motions. The motions are scheduled to be heard on March 14, 2002. There can be no assurance that the court will rule favorably with respect to any motion filed by us or that we will be successful in having the verdict set aside or reduced.

     On December 18, 2001, the State of New York Bureau of Investor Protection and Securities informed us that we were declared effective for sales of securities under the Prospectus in the State of New York.

     Steven Oyer, who replaced James Shepperd as Interim Chief Financial Officer as of June 8, 2001, became a member of our board of directors and resigned from this position effective December 21, 2001. Mr. Oyer will also serve on our audit committee.

     On December 10, 2001, December 13, 2001, and December 21, 2001, SDS Merchant Fund L.P., a beneficial owner of more than 10% of our common stock, and Freya Fanning & Company, a beneficial owner of more than 5% of our common stock, entered into loan agreements with us for an aggregate principal amount of $300,000. The notes issued as part of this bridge financing bear interest at a rate of 15 % per year and mature in June 2002. Proceeds from the warrant exercises and common stock purchases have been used to repay these bridge loans.

     On January 15, 2002, we issued 238,588 shares to Jotter Technologies Inc. pursuant to our recent agreement to issue these shares in exchange for cancellation of the note payable issued to Jotter as partial consideration for the intellectual property and fixed assets acquired from Jotter in December 2000, for which we received stockholder approval. The shares were placed in escrow on behalf of Jotter to be released in monthly distributions after Jotter satisfies certain Canadian tax obligations related to the asset purchase.

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                      NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

     Capitalized terms used herein and not defined herein have the meanings set forth in the prospectus, dated December 14, 2001.

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